FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 26, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

cellcom israel announces
conclusion of golan telecom purchase

Netanya, Israel – August 26, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following its previous announcements regarding a binding memorandum of understanding, or MOU, for the purchase of Golan Telecom, or Golan, and approval of the transaction by the Israeli Competition Authority and the Israeli Ministry of Communications, or MOC, the parties concluded the purchase of Golan's entire share capital, based on the MOU, subject to certain modifications, for a total sum of approximately NIS 545 million plus an amount equal to the cash and cash equivalents of Golan as of the closing date and minus any financial indebtedness, which were paid in full by the Company to Golan's shareholders in cash.

In addition, as previously reported, Golan's MNO license was replaced with an MVNO license for an interim period, following the deposit of a bank guarantee by Golan with the MOC, in the sum of approximately NIS 75 million, in respect of the demand that Golan will return certain monetary benefits previously received from the MOC, which Golan disputes. The sellers shall not be responsible for the outcome of such dispute. For additional details see the Company's most recent annual report for the year ended December 31, 2019 on Form 20-F, filed on March 23, 2020, under "Item 4. Information on the Company –A. History and Development of the Company -– Our History" and the Company's most recent quarter report for the quarter ended June 30, 2020 on Form 6-K, filed on August 17, 2020, under "other developments during the second quarter of 2020 and subsequent to the end of the reporting period".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.734 million cellular subscribers (as at June 30, 2020) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Elad Levy Investor Relations Manager investors@cellcom.co.il Tel: +972-52-998-4774	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@gkir.com Tel: +1 617 418 3096

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: August 26, 2020	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary